SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

First Half 2005 Results

Jakarta, Monday 29 August 2005

PT Indosat Tbk

JSX : ISAT

NYSE : IIT

Reuters : ISAT.JK

Bloomberg : ISAT.IJ

Market Capitalization – as of 30/6/2005

Rp 29.1 trillion

Issued shares – as of 30/6/2005

5,294,623,000

Share Price

As of  30 June 2005

Rp 5,500

Hi/Lo (3 mo)

Rp5,650/4,275

Major Shareholders – as of 30/06/2005

Indonesia Communication Ltd        41.01%

Government of Indonesia              14.67%

Public                                             44.32%

IDR - USD Conversion – as of 30/6/2005

1 US$ = Rp9,713

Board of Directors

President Director/CEO - Hasnul Suhaimi

Deputy President Dir. –  Ng Eng Ho

Finance Dir./CFO – Wong Heang Tuck

Consumer Mkt Dir. – Johnny Swandi Sjam

Corporate Mkt Dir. –  Wahyu Wijayadi

Planning &

Project Dev. Dir. – Wityasmoro S. H.

Corporate Svc. Dir. –  Wimbo S Hardjito

Network Quality & Operations Dir –

Raymond Tan

Information Technology  Dir – Joseph Chan

Consolidated Subsidiaries

Satelindo Intl Finance B.V. (100%)

Indosat Fin Company B.V. (100%)

Indosat Intl Fin Company B.V. (100%)

PT IM2 (99.85%)

PT Satelindo Multi Media (99.60%)

PT Lintasarta (69.46%)

PT APE (38.20%)

Website

http://www.indosat.com

Financial Summary

For the six-month period ended June 30

Description (in Rp billion)	2004 (Restated 1)	2005	Change (%)
Operating Revenues	5,074.1	5,884.3	16.0%
Operating Expenses	3,341.5	3,967.9	18.7%
Operating Income	1,732.6	1,916.4	10.6%
Net Income [2]	823.9	786.3	-4.6%
Net Income (Before Restatement)	717.6	786.3	9.6%
EBITDA	2,978.4	3,393.7	13.9%

(1)

Restated for the early adoption of Statement of Financial Accounting Standards (‘‘SAK’’) 24 (Revised 2004), ‘‘Accounting for Employee Benefits’’, and SAK 38 (Revised 2004), ‘‘Accounting for Restructuring Transactions of Entities under Common Control’’.

(2) In 1H-04 we recorded gain from the sale of our shares in MGTI amounting to Rp278.7 billion and gain from the sale of our shares in PIN amounting to Rp110.9 billion. Before restatement, PIN transaction is recognized using Accounting for Restructuring Transactions of Entities under Common Control’’

Ratio	Formula	1H-04	1H-05
EBITDA Margin	EBITDA / Operating Revenues	58.7%	57.7%
Interest Coverage	EBITDA/Interest Expense	551.4%	578.9%
Debt to EBITDA	(Debt + Procurement Payable) / EBITDA (Annualized)	193.2%	222.5%
Net Debt to Equity	Net Debt / Total Equity	37.5%	42.7%

Business Highlights

•

As of 30 June 2005, our cellular subscriber base increased by 75.1% year-on-year or reached 12,874,963 subscribers.

•

Our MIDI business recorded 13.1% growth in operating revenues during first half 2005 compared to the same period in 2004 due to higher demand from the domestic wholesale market.

•

We recorded 6.1% growth in our IDD minutes in first half 2005 compared to the same period last year mainly driven by increase in incoming minutes.

•

Cellular, fixed telecommunications and MIDI services contributed 74.9%, 11.2%, 13.9% respectively to operating revenues.

•

Issuance of US$250 million 7.125% Notes due 2012; Rp815 billion 12.0% bonds and Rp 285 billion syariah ijarah bonds due in 2011 in June 2005.

Investor Relations Division

Phone :+62213869614/300030001

PT Indosat Tbk

Fax : +62 21 3804045

Jl Medan Merdeka Barat 21

E-mail : investor@indosat.com

Jakarta – Indonesia

 INDOSAT REPORTS FIRST HALF 2005 RESULTS

WITH LIMITED REVIEW REPORT

PT Indosat Tbk (“Indosat” or the “Company”) released its consolidated first half 2005 operating and financial results with independent accountants’ review report of Prasetio, Sarwoko & Sandaja, a member of Ernst & Young Global. The Company recorded operating revenues and operating income for the period ended 30 June 2005 of Rp5,884.3 billion and Rp1,916.4 billion, respectively. Net income was recorded as Rp786.3 billion for the same period.

For the six-month period ended 30 June 2005, cellular, fixed telecommunications and MIDI and other services contributed 74.9%, 11.2%, and 13.9%  to operating revenues, respectively.

The consolidated financial statements were prepared in accordance with Indonesian Generally Accepted Accounting Principles.

FINANCIAL RESULTS

Operating revenues

Operating revenues increased by 16.0% from Rp5,074.1 billion in first half 2004 to Rp5,884.3 billion in first half 2005 primarily as a result of growth in operating revenues from cellular services. Year-on-year, operating revenues from cellular and MIDI services increased by 30.7% and 13.1% respectively while operating revenues from fixed telecommunications services decreased by 30.1%. As a result, cellular services revenues represented 74.9% of our total operating revenues in first half 2005 and has increased compared to 66.4% contribution in first half 2004.

Cellular services.  In first half 2005, we recorded cellular services operating revenues amounting to Rp4,403.9 billion, or an increase of 30.7% from Rp3,370.1 billion in first half 2004. The increase were mainly due to the following

•

Usage charges increased by Rp638.1 billion, or 33.3%, year-on-year and represented 58% of our total cellular services operating revenues, compared to 56.8% in first half 2004.

•

Value-added features revenues increased by Rp345.3 billion, or 36.0%, in first half 2005 compared to first half 2004 mainly due to the increase usage of short message services and expansion of value-added features available to prepaid cellular subscribers. As a result, contribution of value-added features to cellular services operating revenues increased.

Fixed telecommunications services.  Operating revenues from fixed telecommunications services decreased by Rp284.7 billion, or 30.1%, from Rp945.0 billion in first half 2004 to Rp660.3 billion in first half 2005.

•

International calls revenues contributed 87,0% to fixed telecommunications services operating revenues with the remaining 13.0% generated by fixed wireless access and fixed line services (I-Phone and Indosat direct access).

MIDI services.   In first half 2005, operating revenues from MIDI services increased by 13.1% year-on-year from Rp725.2 billion in first half 2004 to Rp820.1 billion in first half 200 due to :

Significant growth in the wholesale market, especially for domestic broadband leased lines and IP-based services such as IP-VPN.

Operating expenses

Operating expenses increased by Rp626.4 billion, or 18.7% year-on-year, from Rp3,341.5 billion in first half 2004 to Rp3,967.9 billion in first half 2005 primarily due to activities in growing our cellular business.

Depreciation and amortization expenses. It increased by 18.6% from Rp1,245.8 billion in first half 2004 to Rp1,477.3 billion in first half 2005 primarily due to increased in assets mainly cellular business related assets during in first half 2005.

Personnel costs. Personnel costs increased by Rp87.7 billion, or 15.9%, from Rp550.6 billion in first half 2004 to Rp638.3 billion in first half 2005 primarily due to increased expenses associated with our Employee Stock Ownership Program, increase in outsourced employees in regional offices to grow our cellular businesses, and post-retirement benefits as a result of PSAK 24 (Revised 2004).

Compensation expenses to telecommunications carriers and service providers. It decreased by 18.0% from Rp267.6 billion in first half 2004 to Rp219.3 billion in first half 2005 primarily due to the decrease in outgoing traffic by 25.0% year on year, from 107.5 million minutes in first half 2004 to 80.6 million minutes in first half 2005 due primarily to increased competition from Telkom’s IDD 007 service and to a lesser extent from VoIP providers.

Maintenance expenses.  It increased by 25.6% year-on-year, from Rp240.2 billion in first half 2004 to Rp301.7 billion in first half 2005 primarily due to increased maintenance expenses associated with our cellular equipment, primarily base transceiver stations and additional cellular equipment installed during such periods.

Administration and general expenses. It increased by 66.6% year-on-year, from Rp178.7 billion in first half 2004 to Rp297.7 billion in first half 2005 primarily due to increases in provision for doubtful accounts and activities pertaining to our business.

Marketing expenses. It increased by Rp33.8 billion, or 27.1%, from Rp124.9 billion in first half 2004 to Rp158.7 billion in first half 2005 due primarily to activities in growing our cellular business which resulted in strong net addition of subscribers in first half 2005.

Leased circuit expenses. It related primarily to the use of leased circuits by our cellular and MIDI services businesses. Leased circuits expenses increased by Rp14.5 billion, or 26.4%, from Rp54.9 billion in first half 2004 to Rp69.5 billion in first half 2005 due primarily to the increase in MIDI services usage and the expansion of our cellular business.

Other cost of services expenses.  It increased by 18.7% year-on-year, from Rp678.8 billion in first half 2004 to Rp805.5 billion in first half 2005 primarily driven by increases in SIM card and pulse reload vouchers, radio frequency licenses and content provider (for value-added SMS) expenses. The increase was due to activities in expanding our cellular subscribers base and growing our cellular business.

Other income/(expenses)

We recorded other expenses of Rp764.8 billion in first half 2005 compared to Rp570.0 billion in first half 2004 primarily due to several corporate actions among others are increase of financing cost offset by lower loss in fair value of hedging activities.

Gain of sale of investment in associated company. In the first half 2004 were recorded as Rp278.7 billion due to the sale of our shares in MGTI and gain of sale of other long term investment were recorded as Rp110.9 billion due to the sale of our shares in Pramindo Ikat Nusantara while we only recorded gain from the sale of our shares in Intelsat amounting to Rp1.05 billion in first half 2005.

Loss on change in value of derivatives. It decreased from Rp295.0 billion in first half 2004 to Rp44.1 billion in first half 2005 following more stable market conditions.

Financing cost. It increased by Rp45.5 billion or 8.3% year-on-year due to higher depreciation of Rupiah against U.S. Dollar in first half 2005 compared to first half 2004.

EBITDA

We recorded EBITDA of Rp 3,393.7 billion in first semester 2005, or a 13.9% increase from Rp 2,978.4 billion in the same period last year, resulting in a strong EBITDA margin of 57.7%.

Note : EBITDA means earnings before interest, amortization of goodwill, non-operating income and expense, income tax expense and depreciation as computed under Indonesian GAAP.

Net Income

We recorded net income of Rp786.3 billion for the six month period ended 30 June, 2005 or 4.6% decline compared to the net income of the same period last year, after restatement pursuant to the early adoption of SAK 24 and SAK 38. Prior to the restatement, net income in first half 2005 increase by 9.6% compared to the net income in first half 2004.

STATUS OF BORROWINGS

Outstanding borrowings

As of 30 June 2005, the Company had outstanding borrowings of Rp12,483.8 billion comprised of Loans Payable (net of issuance cost and current maturities) of Rp1,292.6 billion; Bonds Payable (net of issuance cost, discount and current maturities) of Rp10,099.9 billion; current maturities of loans payable of Rp60.9 billion; and current maturities of bonds payable of Rp1,030.4 billion.

Recent new US$ notes and Rp bonds issuance

In June 2005, Indosat issued Indosat Bond IV and Indosat Syariah Ijarah Bond totalling Rp1.1 trillion. Indosat also guarantees the issuance of US$250 million 7.125% notes due 2012 by Indosat International Finance BV, wholly owned subsidiary of Indosat based in the Netherlands, with issuance price of 99.323%.

Pefindo rated the Indosat Bond IV and Indosat Syariah Ijarah Bond with a idAA+ and idAAsyariah+ rating, respectively. While S&P and Moody’s assigned BB-(positive outlook) and B1(positive outlook) ratings for Indosat foreign currency obligation. S&P affirmed Indosat’s local currency rating of BB while Moody’s upgraded Indosat’s local rating to Ba1 in July 2005.

Summary of our long-term indebtedness as of 30 June 2005

Facility	Amount	Maturity	Interest Rate
INDOSAT
Bonds I (Rp billion)	1,000	2006	Series A Fixed 18.5% p.a. and Series B Floating maximum 21% p.a. and minimum 16% p.a.
Bonds II (Rp billion)	1,075	2007 and 2032	Series A Fixed 15.5% p.a., Series B Fixed 16% p.a. and Series C Floating maximum 18.5% p.a. and minimum 15% p.a.
Syariah Mudharabah (Rp billion)	175	2007	Revenue-sharing
Bonds III (Rp billion)	2,500	2008 and 2010	Series A Fixed 12.5% p.a. and Series B Fixed 12.875% p.a.
Bonds IV (Rp billion)	815	2011	Fixed 12.0% p.a.
Syariah Ijarah (Rp billion)	285	2011	Fixed Ijarah Return amounting to Rp8.55 payable on a quarterly basis
Guaranteed Notes I (US$ Million)	300	2010	Fixed 7.75% p.a.
Guaranteed Notes II (US$ Million)	250	2012	Fixed 7.125% p.a.
Syndicated Loans - Mandiri	120.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loans - BNI	517.6	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
Syndicated Loan - BCA	611.8	2008	Fixed rate of 9.3% for 2 years, floating rate 3-month time deposits rate guaranteed by BI + 2.5% (min. 10.5%) for the following year
LINTASARTA
Loans payable from Niaga (Rp billion)	124.1	2005 - 2007	3-month time deposit rate guaranteed by BI + 3.0% - 3.5%
Limited and Convertible Bonds (Rp billion)	36.5	2006 and 2007	Floating maximum 19% p.a. and minimum 11% p.a.

Revenue-sharing component of Indosat’s Syariah Mudharabah Bond

Operating Revenues (Rp in Billions)	1Q-05	2Q-05
Internet (from IM2)	76.0	80.3
Satellite (Indosat Consolidated)	34.4	40.0

CAPITAL EXPENDITURES

In first half 2005, Indosat committed Rp4,630.6 billion for capital expenditures comprises: Rp4,300.8 billion for developing cellular network; Rp227.3 billion for fixed telecommunications; and Rp102.5 billion for MIDI, backbone and other services.

In 2005, Indosat plan a capital expenditures of around US$900 million (including the amounts spent in first half 2005) with approximately 80% to be allocated for expansion of our cellular services business.

OPERATING RESULTS

Cellular services

In first half 2005, our net addition of cellular subscribers were 3.1 million cellular subscribers therefore our cellular subscriber base increased by 75.1% year-on-year. This increase was primarily due to strong demand for cellular services and our continuing marketing, expansion and enhancement of our cellular network and coverage, as well as the introduction of various new cellular features and products.

We recorded blended ARPU of Rp74.2 thousand in the first half 2005, representing a 19.5% decrease year on year. The decrease in ARPU was primarily due to the decrease in average usage as we penetrated the lower end segment of the market due to the increased penetration of cellular services, an increase in promotional activities and the popularity of lower denomination vouchers offered by the Company .

Cellular Marketing and Promotion initiatives launched in first half 2005 included, among others:

•

“Mentari Tarif Hebat,” which is a “family and friends package” offering a special voice tariff between three pre-registered numbers (including the original party) with talk time charged at the rate of Rp 600 per minute   effective from 14 February until 31 December 2005; and the second one is tariff to local PSTN of Rp 600 per minute before VAT effective from 27 April until 30 September 2005.

•

IM3 Tariff in New Area, a same tariff among IM3 customers for local calls with flat tariff of Rp 500 per minute in Kalimantan, Sulawesi, and other Eastern Indonesia regions.

•

BPKB or “Beli Pulsa Kebanjiran Bonus” program, which is a retention program for Mentari and IM3 (prepaid) by offering sweepstake point for each top up (every Rp25,000 top up earns one point). Points are withdrawn in the end promotion period. Also offer 10% bonus airtime for top up between May 9 and August 15, 2005.

•

Launching I-Ring (personalized ring back tone) in areas outside Java.

•

Launching Push Mail over MMS (I-Memova), Voice Based SMS (I-Say), and Community Specific Content Value Added SMS (Automotive Club, Charity Program by Religious Group).

•

Launching Close Users Group for Matrix services

Cellular Network Development Updates

As of June 30, 2005	1H- 05
Operational sites	4564
Base station controllers	124
Mobile switching centers	41

As of June 30, 2005, we had finalized the integration of the cellular networks of our legacy subsidiaries, Satelindo and IM3, for the areas of Greater Jakarta, Southern Central Java, East Java, Bali and Batam.  Integration of the cellular networks for the rest of Indonesia is expected to be finalized in early 2006.

Fixed telecommunications services

IDD Services. Total traffic of IDD services increased by 6.1% year on year from 440.9 million minutes in first half 2004 to 467.7 million minutes in first half 2005. Total incoming traffic increased by 16.1% year on year, from 333.4 million minutes in first half 2004 to 387.1 million minutes in first half 2005, primarily due to implementation of a market termination rate-based pricing system and volume commitments with several foreign telecommunications operators. Outgoing traffic decreased by 25.0% year on year, from 107.5 million minutes in first half 2004 to 80.6 million minutes in first half 2005 due primarily to increased competition from Telkom’s IDD 007 service and to a lesser extent from VoIP providers.

To defend our IDD market share, Indosat initiated several key programs in first half 2005, including:

•

Enhancing IDD 001, 008 & Flat Call tiering strategy

•

Loyalty program for IDD “001” and IDD “008” users

•

Aggressive on FlatCall “016” promotion through Above the Line and Below the Line

Fixed wireless access services. As of 30 June 2005, our fixed wireless access services had a total subscriber base of 122,235 comprised of 17,442 postpaid subscribers and 104,793 prepaid subscribers.  Blended ARPU for first half 2005 was Rp70,310 with ARPU of Rp190,797 for postpaid subscribers and ARPU of Rp42,975 for prepaid subscribers

To promote our fixed wireless accesss services, we launched several initiatives such as :

•

“Hujan Bintang Starone” program, a program to enlarge customers’ awareness by offering 24 hour non stop free local calls among Starone custmers by aim as to acquire large customers and retain existing customers.

•

Bundling program Starone and Nokia

MIDI services

In first half 2005, overall MIDI services enjoyed a positive growth, especially for the wholesale segment and IP-based services, reflecting the growing market demand for MIDI services. We also experienced an increase in domestic demand for broadband leased lines. This increase was partially driven by the increase in our facilities management services business, which resulted in domestic high-speed leased lines posting a significant increase in first half 2005 as compared to previous periods.

Our key initiatives in our MIDI services business in first half 2005 were as follows:

•

Aggressive selling of domestic and international broadband services.

•

Deploy MPLS Network with coverage Jakarta, Batam and Singapore

•

Expand international IP backbond via peering broadband with some partners (KT, TM and KDDI)

•

ACASIA Mid Year Promotion until end of year 2005

RECENT DEVELOPMENTS

3G Trial

In 19 August 2005, Indosat held the first call ceremony for 3G trial in Jakarta and Surabaya attended by Mr. Basuki Yusuf Iskandar, the Director General of Post and Telecommunications. Previously in July 2005, the Minister of Communications and Informatics assign 5 MHz of spectrum for 3G trial in Jakarta and 10 MHz of spectrum for 3G trial in Surabaya. Indosat expect to conduct the trial until the end of year and submit report on the trial to the Ministry of Communications and Informatics.

Universal Service Obligation (USO)

In 5 July 2005, the Government of Indonesia took into effect the Government Regulation No. 28 of 2005 on tariff of state’s non tax revenue applicable to C ommunication and I nformati cs D epartment. The regulation governs four issues including license fee, spectrum fee, USO contribution, and spectrum licensing. On the Universal Service Obligation issue, the regulation requires telecommunications operators to allocate 0.75% of revenues for Universal Service Obligations funds payable to the Government. The USO fee will be used to fund the development, operational and maintenance of telecommunication provisioning at universal service area (remote villages, rural areas, border areas etc).

Annual General Meeting of Shareholders

Indosat’s Annual General Meeting of Shareholders (“AGMS”) was held on 8 June 2005. In the AGMS, shareholders approve the appointment of Board of Directors for the period until the AGMS of 2010 and appointment of Mr. Setyanto P. Santosa and Mr. Soeprapto as Commissioners for the period until the AGMS of 2008.  Following the AGMS, the composition of Indosat’s Board of Directors are as follows:

President Director – Hasnul Suhaimi

Deputy President Director – Ng Eng Ho

Finance Dir./CFO – Wong Heang Tuck

Consumer Mkt Director – Johnny Swandi Syam

Corporate Mkt Director – Wahyu Wijayadi

Planning & Project Development Director – Wityasmoro S. H.

Corporate Svc. Director – Wimbo S Hardjito

Network Quality & Operations Director – Raymond Tan

Information Technology  Director – Joseph Chan

Shareholders also approved the dividend declaration of Rp154.23 per share for the year ended December 31, 2004.

Divestment of Camintel

On 19 August 2005, Indosat signed the Conditional Sale and Purchase Agreement (“Agreement) with AZ Communication, a Cambodian based Company for its 49% share ownership in Camintel SA (“Camintel”), a joint venture company of Indosat and the Kingdom of Cambodia. This divestment is conducted in conjunction with Indosat’s strategy to focus on cellular business and to streamline investment in non-core subsidiaries. The sale of Indosat’s share in Camintel amounted to US$ 1,500,000 will be received by Indosat pursuant the fulfillment of all conditions of the Agreement and contingent upon the approval from the Council for Development of Cambodia (“CDC”) and Ministry of Commerce (“MOC”) of the Kingdom of Cambodia. The investment in Camintel was initiated in 1995. The sale value of Indosat’s share ownership in Camintel is approximately at its recorded book value.

Disclaimer:

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward-looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

PT Indosat Tbk and Subsidiaries

Key Operational Data

YTD For The Year Ended 30 June 2004 and 2005

Description	Unit	YTD	YTD	Growth
		Ended	Ended
		30 June 2004	30 June 2005
		1	2	3=(2-1)/1
CELLULAR
Prepaid	subs	1,338,997	3,117,982	132.9%
Postpaid	subs	53,075	2,374	-95.5%
Total Net Additions	subs	1,392,072	3,120,356	124.2%

Prepaid	subs	6,939,879	12,332,645	77.7%
Postpaid	subs	414,637	542,318	30.8%
Total Cellular Subscribers	subs	7,354,516	12,874,963	75.1%

ARPU Postpaid	Rp	282,480	238,548	-15.6%
ARPU Prepaid	Rp	80,508	64,943	-19.3%
ARPU Blended	Rp	92,281	74,266	-19.5%

IDD
Outgoing Traffic	000 min	107,462	80,567	-25.0%
Incoming Traffic	000 min	333,413	387,109	16.1%

Total Traffic	000 min	440,875	467,676	6.1%
I/C Ratio	-	3.10	4.80

MIDI
Indosat : (Accumulated Numbers)
Wholesale	cct/64k	2,571	3,342	30.0%
International High Speed Leased Circuit	cct/64k	1,993	21,618	984.7%
Domestic High Speed Leased Circuit	# transp	23.3	23.9	2.6%
Satellite Transponder Leased (external & internal usage)
Datacom	cct/64k	610	581	-4.8%
International High Speed Leased Circuit	cct/64k	2,999	4,276	42.6%
Domestic High Speed Leased Circuit	port	1,033	929	-10.1%
Frame Relay	cct/64k	290	645	122.4%

Lintasarta : (Accumulated Numbers)
High Speed Leased Line (SDL)	link	1,880	1,626	-13.5%
Frame Relay	access	3,960	4,450	12.4%
VSAT	terminal	1,300	1,736	33.5%
IPVPN	link	426	1,598	275.1%
Internet Dial Up	user	2,146	1,728	-19.5%
Internet Dedicated	link	273	379	38.8%

IM2
Internet Dial Up	user	24,139	29,048	20.3%
Internet Dedicated	link	625	717	14.7%
EMPLOYEES
Indosat and its subsidiaries	person	7,210	7,931	10.0%
(including non permanent employees)

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2004 & 2005

(Expressed in Billion of Indonesian Rupiah and Millions of U.S. Dollars, except share data)

DESCRIPTION	Six Months			Growth (2)
	Ended June 30
	2004	2005
	Rp	Rp	US$ (1)

OPERATING REVENUES
Cellular	3,370.1	4,403.9	453.4	30.7%
Fixed Telecommunication	945.0	660.3	68.0	-30.1%
Multimedia, Data Communication, Internet ("MIDI")	725.2	820.1	84.4	13.1%
Other services	33.8	-	-	-100.0%
TOTAL OPERATING REVENUES	5,074.1	5,884.3	605.8	16.0%

OPERATING EXPENSES
Depreciation & amortization	1,245.8	1,477.3	152.1	18.6%
Personnel	550.6	638.3	65.7	15.9%
Maintenance	240.2	301.7	31.1	25.6%
Administration and general	178.7	297.7	30.6	66.6%
Compensation to telecommunications carriers & service providers	267.6	219.3	22.6	-18.0%
Marketing	124.9	158.7	16.3	27.1%
Leased circuits	54.9	69.4	7.1	26.4%
Other costs of services	678.8	805.5	82.9	18.7%
TOTAL OPERATING EXPENSES	3,341.5	3,967.9	408.5	18.7%

OPERATING INCOME	1,732.6	1,916.4	197.3	10.6%

OTHER INCOME (EXPENSES)
Interest income	98.1	79.5	8.2	-19.0%
Financing cost	(549.9)	(595.4)	(61.3)	8.3%
Loss on foreign exchange - net	(110.0)	(119.3)	(12.3)	8.5%
Amortization of goodwill	(113.2)	(113.2)	(11.7)	0.0%
Loss on change in fair value of derivatives - net	(295.0)	(44.1)	(4.5)	-85.1%
Gain (loss) on sale of other long-term investments	110.9	(1.1)	(0.1)	-101.0%
Gain on sale of investment in associated company	278.7	-	-	-100.0%
Others - net	10.4	28.8	3.0	-176.9%
TOTAL OTHER INCOME (EXPENSES)	(570.0)	(764.8)	(78.7)	34.2%

EQUITY IN NET INCOME OF ASSOCIATED COMPANIES	61.6	0.1	0.0	-99.8%

OTHER INCOME (EXPENSES)	1,224.2	1,151.7	118.6	-5.9%

INCOME BEFORE INCOME TAX
Current	39.5	236.1	24.3	497.7%
Deferred	348.8	111.6	11.5	-68.0%
TOTAL INCOME TAX EXPENSE	388.3	347.7	35.8	-10.5%

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF
OF SUBSIDIARIES	835.9	804.0	82.8	-3.8%

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(12.0)	(17.7)	(1.8)	47.5%

NET INCOME	823.9	786.3	81.0	-4.6%

BASIC EARNINGS PER SHARE	159.13	150.53	0.02	-5.4%

DILUTED EARNINGS PER SHARE	157.83	149.63	0.02	-5.2%

BASIC EARNINGS PER ADS (50 B shares per ADS)	7,956.64	7,516.44	0.77	-5.5%

DILUTED EARNINGS PER ADS	7,956.64	7,481.64	0.77	-5.2%

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank)

on June 30, 2005 of Rp9,713 to US$1 (in full amounts).

(2)    Percentage changes may vary due to rounding.

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2004 AND 2005

(Expressed in Billions of Indonesian Rupiah and Millions of U.S. Dollars, except share data)

DESCRIPTION	CONDOLIDATED
	2004	2005
	Rp	Rp	Us$ (1)

ASSET

CURRENT ASSET
Cash and cash equivalents
Short-term investments - net of allowance	5,072.4	6,829.2	703.1
Accounts receivable - net of allowance	101.7	44.5	4.6
Trade
Related parties
PT Telkom Tbk	379.4	167.3	17.2
Others	208.0	135.7	14.0
Third parties	1,103.8	1,038.1	106.9
Others
Third parties	31.8	19.8	2.0
Inventories	120.3	177.1	18.2
Derivative assets	-	21.9	2.3
Advances	86.7	46.7	4.8
Prepaid taxes	442.2	695.6	71.6
Prepaid expenses	136.3	172.5	17.8
Other current assets	42.3	6.8	0.7
Total Current Assets	7,724.9	9,355.2	963.2

NON-CURRENT ASSETS
Due from related parties - net of allowance	59.1	33.5	3.4
Deferred tax assets - net	45.3	37.7	3.9
Investment in associated companies - net of allowance	46.8	0.5	0.1
Other long-term investments - net of allowance	102.2	4.7	0.5
Property and equipment - net	15,171.3	19,236.6	1,980.5
Goodwill and other intangible assets - net	3,178.8	2,846.4	293.0
Long-term receivables	131.2	125.7	12.9
Long-term prepaid pension - net of current portion	125.2	168.8	17.4
Long-term advance	487.5	194.1	20.0
Others	482.3	249.6	25.7
Total Non-current Assets	19,829.7	22,897.6	2,357.4

TOTAL ASSETS	27,554.6	32,252.8	3,320.6

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank)

 on June 30, 2005 of Rp9,713 to US$1 (in full amounts).

PT INDOSAT Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2004 AND 2005

(Expressed in Billions of Indonesian Rupiah and Millions of U.S. Dollars, except share data)

DESCRIPTION	CONDOLIDATED
	2005	2005
	Rp	Rp

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loans	18.3	-	-
Accounts payable - trade
Related parties	7.6	13.1	1.4
Third parties	182.4	199.0	20.5
Dividend payable	762.2	826.0	85.0
Procurement payable	1,882.9	2,620.4	269.8
Taxes payable	119.7	164.7	17.0
Accrued expenses	1,173.0	1,104.3	113.7
Unearned income	622.5	504.8	52.0
Deposits from customers	24.9	25.3	2.6
Derivative liabilities	287.9	23.5	2.4
Current maturities of
Dividend payable
Loans payable
Related parties	168.2	-	-
Third parties	189.8	60.9	6.3
Bonds payable	-	1,030.5	106.1
Other current liabilities	68.8	10.4	1.1
Total Current Liabilities	5,508.2	6,582.9	677.8

NON-CURRENT LIABILITIES
Due to related parties	15.8	34.2	3.5
Deferred tax liabilities - net	259.2	604.5	62.2
Loans payable - net of current maturities
Related parties	841.6	627.7	64.6
Third parties	869.9	664.9	68.5
Bonds payable	7,537.6	10,099.8	1,039.8
Other non-current libilities	230.7	215.1	22.2
Total Non-Current Liabilities	9,754.8	12,246.2	1,260.8

MINORITY INTEREST	151.5	177.1	18.2

STOCKHOLDERS' EQUITY
Capital stock	517.8	529.5	54.5
Premium on capital stock	673.1	898.8	92.6
Difference in value from restructuring
transactions of entities under common control	-	-	-
Difference in transactions of equity changes in
associated companies / subsidiaries	403.8	403.8	41.6
Stock options	54.6	144.8	14.9
Difference in foreign currency translation	0.4	0.3	0.0
Retained Earning
Appropriated	33.6	49.9	5.1
Unappropriated	9,632.9	10,433.2	1,074.1
Net income this period	823.9	786.3	81.0
Total Retained Earning	10,490.4	11,269.4	1,160.2
Total Stockholders' Equity	12,140.1	13,246.6	1,363.8

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	27,554.6	32,252.8	3,320.6

(1)

Translated into U.S. dollars using the average buying and selling rate published by Bank Indonesia (Central Bank)

on June 30, 2005 of Rp9,713 to US$1 (in full amounts).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date  : August 30, 2005

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :    President Director